
us17.admin.mailchimp.com/campaigns/show?id=5229870
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www.pitliquor.com
Pit Liquor
deodorant
Pit Liquor is raising above
your value cap and you're
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Pit Liquor is raising above your value cap and you're becoming a Pit Liquor shareholder!
More about how the value of your holdings are increasing below.
Pit Liquor's most recent video meeting update is included in this message. There was a lot to let you know. A written summary is below, but the moves we're making are good changes for you.
Typically, I will update you every 2 months, but this update was essential as there is a lot changing here right now and I wanted you to be apprised.
And there will be one final investment opportunity. Don't miss out! We're taking to WeFunder in February and we'd love one final chance to grow together!
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A big pivot.



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Not only does our brand look different, but there are a lot of changes on the horizon.

- Above is our most recent Limited Edition product launch: Grapefruit + Juniper powered by vodka. The changes to reach this point have been astronomical and we're in the middle of a total brand overhaul. We're leaning into body positivity, edgier branding, more intentional messaging, and an Outlaw archetype. (Read more here about brand archetypes.)
- Over the Christmas break, Science backed out of the term sheet with Pit Liquor. Two of three partners were excited and on board, the third worried about the shifts that took place in DTC marketing over the course of 2021 and wanted to diversify out of DTC CPG brands. He advised us to get ahead of the curve by moving faster and being more decisive.
- So we called our advisors and board members and worked on a strategy in light of the concerns Peter Pham at Science had voiced.
- Our focus has been to reduce risk to Pit Liquor as a company and to our investors while still creating a successful growth strategy. We had a few key takeaways:
  - Our rapid DTC growth plan wasn't working the way we wanted it to.
  - Events like iOS14 and the crowding of DTC space + supply chain havoc over COVID have been highly responsible for missed goals and even total failure and closed doors at companies a hundred times our size. No one, not even titans of industry, is immune to these problems. Strategy and nimble adaptation are the keys to

59°F Sunny 3:55 PM 2/15/2022

- Our rapid DTC growth plan wasn't working the way we wanted it to.
- Events like iOS14 and the crowding of DTC space + supply chain havoc over COVID have been highly responsible for missed goals and even total failure and closed doors at companies a hundred times our size. No one, not even titans of industry, is immune to these problems. Strategy and nimble adaptation are the keys to navigating this landscape.
- Our brand work with Noun Ventures is critical to being able to reach and define our audience going forward.
- We have grown admirably in the past year, 2021 revenue was 150% more than 2020's revenue (2020: $800K, 2021: $1.2M), but this growth was not proportional to the planned growth and the level of investment we were planning to achieve in the future.

- So we created the following plan:
  - Launch into wholesale faster than planned, but with a strategic rollout plan.
    - We had intended to saturate the national market with DTC messaging through social channels and then launch into national wholesale at about 5X our current size.
  - Pivot to profitability.
    - Our company is able to function profitably, and we have margins to enable growth. But re-sizing ourselves when we were poised for rapid growth means a lot of cuts. We don't believe we can grow by cutting, unless we're thinking strategically about our next season of growth.

- Pivot to profitability.
  - Our company is able to function profitably, and we have margins to enable growth. But re-sizing ourselves when we were poised for rapid growth means a lot of cuts. We don't believe we can grow by cutting, unless we're thinking strategically about our next season of growth.

  - We are cutting back our monthly burn rate to $0 so we can focus on the wholesale push and study the metrics without always having a cash shortage on the horizon. We want to take our time and ensure we are following the right strategy before expanding it.
  - We took bridge loans to get to funding. We will need to pay these back to achieve cash flow positivity. For this and to fund our transition to wholesale, we are creating a final WeFunder campaign, coming soon!
    - If you are interested in funding the campaign, minimums are $250 and we can take reservations for funding now!
- Create a proprietary channel to support wholesale growth.
  - Wholesale is a vast landscape and we are aware of some of the hazards that await there.
  - We had some big "Aha!" moments as we examined the landscape and our relative position there.
    - We can't win immediately on a national scale.
    - Customers like small brands, but only in theory. They want the feeling of a big brand: They want to find the

- Customers like small brands, but only in theory. They want the feeling of a big brand: They want to find the product everywhere (a la Mrs Meyer's Clean Day) and this makes them feel closer to the brand and a shared experience, but they want to connect with the brand like a small company.
- We CAN win on a local scale.
- We are starting by targeting our best markets in geographic groups starting with Northern Colorado.
- Our proprietary channel will be free sampling in national chain/local franchise gyms, yoga studios, climbing gyms, barre studios, crossfit gyms, etc.
- We have done this at Yoga Pod in Fort Collins and have seen success at our local Lucky's Market where we've been the best selling item in the apothecary section for a few years.
- We want to turn our full attention to this strategy and then move into other small stores in the area that are known to attract the attention of national wholesalers.
- Lucky's will allow us to test ideas there, we have an amazing rapport with them, so we can test ideas one at a time until we find the one that really moves the needle. We plan to try billboards, in-store sampling, shelf signage, product placement, T-shirts for associates, sales, etc. All of this will have the proprietary channel support of gyms and free sampling with branded handouts about where to buy locally.

- Lucky's will allow us to test ideas there, we have an amazing rapport with them, so we can test ideas one at a time until we find the one that really moves the needle. We plan to try billboards, in-store sampling, shelf signage, product placement, T-shirts for associates, sales, etc. All of this will have the proprietary channel support of gyms and free sampling with branded handouts about where to buy locally.
- We believe our customers want a personal connection to a brand that feels like a big, polished brand. This Spring, we will complete our brand work with Noun Ventures in the coming 6 weeks and look forward to pushing out a very polished representation including stainless steel bottles.
- Once our velocity at those locations is established, we will approach an ideal national partner to request local product representation and a push to a new geography once that local product placement is successful.
- We will hire a sales team to repeat the process and we will train them. This can be repeated and held down with high value customers and can be pushed as a national strategy as we grow.

- As we undergo this pivot, we have invited in advisors with deep personal care wholesale experience.
- **Your SAFEs will automatically convert to preferred shares and the value of your holdings in the company will grow when the WeFunder campaign launches at $7M early bird.**



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• Your SAFEs will automatically convert to preferred shares and the value of your holdings in the company will grow when the WeFunder campaign launches at $7M early bird.
• Be sure you get in on the early bird offering if you're interested! We are keeping this campaign short and sweet!
Watch the Update:
Watch our most recent update.
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